Valhi, Inc.
                          5430 LBJ Freeway, Suite 1700
                               Dallas, Texas 75240


                                November 15, 2005


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:      Valhi, Inc.
           File No. 1-5467
           Annual Report on Form 10-K for the year ended December 31, 2004 Quarterly Report on Form10-Q for the quarters ended March 31, 2005 and June 30, 2005

Ladies and Gentlemen:


     The following are the responses of Valhi, Inc. ("Valhi") to the comments contained in the Staff's letter dated October 11, 2005 (the "Comment Letter") concerning the above-referenced periodic reports. The responses are numbered to correspond to the numbers of the Comment Letter.

1 Note 19 to your December 31, 1997 audited financial statements states that "Because the Company receives preferential distributions from the LLC and has the right to require the LLC to redeem its interest in the LLC for a fixed and determinable amount beginning at a fixed and determinable date, the Company has classified its investment in the LLC was an available-for-sale marketable security carried at estimated fair value." This is consistent with the disclosure in your prior and subsequent filings and with the analysis provided in your July 13, 2005 response letter asserting that SFAS 115 is the relevant accounting model for the LLC investment. Your July 13, 2005 letter also states that "Because Valhi can redeem its interest in the LLC for a fixed and determinable amount, Valhi believes it can readily determine the fair value of its investment". However, in your August 12, 2005 letter, you cite paragraph 21.b of APB 29 as the basis for deferring the gain on your asset sale to the LLC. This appears inappropriate because: (1) paragraph 3(e) of APB 29 includes only "equity method" investments in its definition of "productive assets"; and
     (2) SFAS 115 requires that marketable debt securities be initially recorded at fair value. It appears that the fair value of the LLC investment when acquired approximated its $250 million redemption value because: the redemption value was negotiated over several months with an independent third party (Snake River); the annual distributions paid by the LLC on this investment share the qualities of an interest-bearing financial instrument; Valhi has substantive creditor rights including the ability to take control of the LLC if the minimum distributions are not paid; the transferred


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Securities and Exchange Commission
November 15, 2005
Page 2

     business had historically generated positive cash flows evidencing an ability to meet its obligations; and $158 million of the $250 million was constructively received within four months of the transaction.

     Therefore, it appears that the transaction should have been initially accounted for by recording the LLC investment at a fair value approximating $250 million and by recording a $216 million gain for the amount of consideration that exceeded the $34 million carrying value of transferred assets. Please revise the accounting in your September 30, 2005 Form 10-Q. See the guidance in paragraph 36 and 37 of APB 20.

     Consistent with the voice message we left with Mr. Pavot on November 14, 2005, Valhi will revise the accounting for its investment in The Amalgamated Sugar Company LLC in its September 30, 2005 Form 10-Q to (i) record the LLC investment in its consolidated balance sheet at December 31, 2004 and September 30, 2005 at $250 million and (ii) reflect the net-of-tax gain (equal to the difference between the $250 million carrying value and the $34 million cost basis, net of applicable deferred income taxes) as part of retained earnings at December 31, 2004 and September 30, 2005. The effect of this change, which constitutes the correction of an error in previously-issued financial statements, will be reported as a prior period adjustment in accordance with the requirements of paragraphs 36 and 37 of APBO No. 20. In such Form 10-Q, Valhi will present a statement of changes in stockholders' equity that will reflect (i) the components of Valhi's consolidated stockholders' equity at December 31, 2004, as originally reported in its Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 30, 2005, (ii) the adjustment to Valhi's consolidated stockholders' equity at December 31, 2004 resulting from this prior period adjustment and (iii) Valhi's consolidated stockholders' equity at December 31, 2004, as restated for the effect of this prior period adjustment. Appropriate footnote disclosures regarding this prior period adjustment will be included in the notes to Valhi's consolidated financial statements included in such Form 10-Q.

     Valhi and its audit committee have also concluded that it will amend its Annual Report on Form 10-K for the year ended December 31, 2004 to reflect this prior period adjustment. Valhi filed a Current Report on Form 8-K dated November 14, 2005 to announce such Form 10-K amendment under Item 4.02(a), and Valhi currently expects to file such Form 10-K amendment during the month of December 2005. Valhi's management and its audit committee have discussed the filing of such Form 8-K and such Form 10-K amendment with Valhi's independent registered public accounting firm, PricewaterhouseCoopers LLP.

2. Please revise Note 13 in future filings to explain how management determined that receipt of the $1.2 million insurance recoveries was probable given that the companies are insolvent.

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Securities and Exchange Commission
November 15, 2005
Page 3

     For the information of the Staff, NL Industries, Inc. ("NL") recognized the $1.2 million insurance recovery in the second quarter of 2005 for the following reasons: (i) prior to June 30, 2005, NL had filed a claim with the trustee of the insolvent insurance companies for amounts in excess of the $1.2 million recovery in accordance with the plan of insolvency, (ii) trustees for the insolvent insurance companies indicated to NL late in the second quarter of 2005 that approximately $1.2 million of their claim had been approved for payment and such payment would be paid shortly in accordance with such plan, (iii) evidence available to NL indicated the insolvent insurance companies had sufficient funds to pay such $1.2 million and (iv) such $1.2 million amount was received by NL in early August 2005.

     Valhi and NL will clarify in their Quarterly Reports on Form 10-Q for the quarter ended September 30, 2005 that the $1.2 million insurance recovery was received in August 2005.

3. Regarding the 490 asbestos lawsuits against NL, please provide disclosure in future filings informing readers about the range of reasonably possible outcomes. The existing disclosure infers that the probable loss is not reasonably estimable, however paragraph 10 of SFAS 5 contains a disclosure requirement for the range of reasonably possible losses. Absent a substantive explanation to the contrary, it would appear that management could meet this disclosure requirement based on known facts i.e. the historical amounts paid for litigation defense and claim settlements, case dismissal rates, types and severities of disease alleged by claimants, the gross number of any open malignancy claims, the solvency of any other companies that are co-defendants, analysis of the jurisdiction and governing law of the states in which claims are pending; outside defense counsel's opinions and recommendations with respect to the merits of the claims, and the extent of any legally enforceable insurance coverage. Please provide a disclosure enabling readers to assess the reasonably possible impact of this loss contingency.

     Valhi and NL will provide a disclosure in their future filings with the Commission regarding the range of reasonably possible outcomes with respect to this matter.





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Securities and Exchange Commission
November 15, 2005
Page 4





     If you have any questions regarding the foregoing, please feel free to contact the undersigned at 972-450-4261.

                             Very truly yours,



                             Bobby D. O'Brien
                             Vice President and Chief Financial Officer





CC:  Nilima N. Shah, Division of Corporation Finance

     Al Pavot, Division of Corporation Finance